FTP Securities LLC

Annual Audit Report

December 31, 2020

PUBLIC DOCUMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTP Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Front Street, 31st Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Wong **415-992-8829**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Jeffrey R. Wong**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FTP Securities LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



RORY BRENNAN
COMM. # 2197996
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 16, 2021

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-.02 of Regulation S-X).
☐	(d)	Statement of Changes in Financial Condition.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTP Securities LLC

December 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
FTP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as FTP Securities LLC's auditor since 2004.
Walnut Creek, California
February 26, 2021

FTP Securities LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	13,929,329
Accounts receivable, net of $2,128,807 allowance for doubtful accounts		8,343,758
Capitalized reimbursable expenses		615,882
Prepaid expenses and other assets		84,301
Total Assets	$	22,973,270

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	410,280
Due to member		758,062
Deferred revenue		4,002,407
Total Liabilities		5,170,749
Member's Equity		17,802,521
Total Liabilities and Member's Equity	$	22,973,270

See accompanying notes to the financial statements.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2020

1. **Organization**

    FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco and New York. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. **Significant Accounting Policies**

    ### Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. $1,232 of money market mutual funds is included as a cash equivalent at December 31, 2020.

    ### Accounts Receivable
    Accounts receivable are carried at the invoiced or contract amounts. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments – Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. During 2020, $118,497 of previously estimated bad debt was collected and is included as an offset to bad debt expense. As of December 31, 2020, the Company has an allowance for doubtful accounts totaling $2,128,807.

    ### Investment Banking Fees
    Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized at a point in time when performance obligations are fulfilled and it is probable that a reversal of revenue will not occur, which is typically the transaction closing date. Under certain circumstances it may be determined that performance obligations have been fulfilled prior to a transaction closing date.

    ### Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

    ### Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2020

2. **Significant Accounting Policies (continued)**

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company was also subject to New York City unincorporated business taxes and San Francisco Gross Receipt taxes during the year ended December 31, 2020. As of December 31, 2020, deferred taxes are not material and no uncertain tax provisions have been identified. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

   Foreign Currency
   Foreign currency gains and losses are primarily the result of remeasuring cash denominated in currency other than the Company's functional currency.

3. **Recently Adopted Accounting Standard**

   ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")
   Effective January 1, 2020, the Company adopted ASU 2016-13 which required entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. **Revenue from Contracts with Customers**

   Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2020

4. **Revenue from Contracts with Customers (continued)**

    The following provides detailed information on the recognition of revenues from contracts with customers:

    Investment Banking Fees
    Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are typically fixed and recorded at the closing of a transaction which is when the related performance obligation is considered satisfied. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date where the consideration can be determined and the performance obligation has been completed. Under certain circumstances it may be determined that performance obligations have been met in the absence of a closing transaction. The transaction price for such situations are limited to retainers, and significant judgement is required to determine if and what services have been performed and transferred to the client.

    Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees and reimbursed expenses received in investment banking engagements.

    The following table presents changes in the Company's receivables and contract liabilities for the year ended December 31, 2020:

	Accounts Receivable	Deferred Revenue
Balance at January 1, 2020	$ 8,232,815	4,635,422
Net (Decrease)/Increase	110,943	(633,015)
Balance at December 31, 2020	$ 8,343,758	4,002,407

    Contract Costs
    Costs associated with fulfilling a contract consist of reimbursable expenses as discussed further in note seven. Reimbursable expenses are simultaneously recognized as expense and revenue upon closing a transaction.

    Direct incremental costs to fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. Capitalized contract balances at January 1, 2020 and December 31, 2020 were $0 and $615,862, respectively.

5. **Fair Value Measurements**

    The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

    Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

    Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

    Level 3   Unobservable inputs.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2020

5. **Fair Value Measurements (continued)**

    Determination of Fair Value
    Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

    In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end and for the year ended December 31, 2020, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

    The following table provides fair value information related to the Company's financial assets at December 31, 2020:

| | Assets at Fair Value as of December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Money market mutual funds	$ 1,232	$ -	$ -	$ 1,232

6. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $8,640,704 which exceeded the requirement by $8,562,815.

7. **Related Party Transactions**

    The Company shares office space and general office overhead with Partners, the Company's sole member. At December 31, 2020, the Company owed Partners $758,062. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. Investment entities affiliated with Partners will occasionally make investments in rounds of capital raising by customers of the Company from which the Company earns fees. The Managing Partner of the Company was a member of the boards of directors of three customers from whom the Company earned investment banking fees and received reimbursement income during the year ended December 31, 2020.

    The Company is not party to a lease as of December 31, 2020. As mentioned above the Company is party to an overhead sharing agreement with Partners resulting in the allocation of certain occupancy expenses to the Company and such agreement with Partners is renewed annually.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2020

8. **Risk Concentration**

   The Company holds cash deposits with high quality financial institutions, which at times during the year may have been in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not had any losses.

   At December 31, 2020, approximately 64% of net client receivables was from two customers.

9. **Litigation**

   The Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable. At December 31, 2020, no amount was accrued.

10. **Risk and Uncertainties**

    The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

11. **Subsequent Events**

    The Company has evaluated subsequent events through February 26, 2021, the date the financial statements were issued. There were no material subsequent events requiring disclosure through the evaluation date.